UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Yatra Online, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G98338 109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. G98338 109

1)	NAME OF REPORTING PERSON Norwest Venture Partners IX, LP*
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

*	Norwest Venture Partners IX, LP only holds Class A non-voting shares of the Issuer, which are not required to be reported under Section 13 of the Securities Exchange Act of 1934.

13G

CUSIP NO. G98338 109

1)	NAME OF REPORTING PERSON Genesis VC Partners IX, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. G98338 109

1)	NAME OF REPORTING PERSON Norwest Venture Partners X, LP*
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

*	Norwest Venture Partners X, LP only holds Class A non-voting shares of the Issuer, which are not required to be reported under Section 13 of the Securities Exchange Act of 1934.

CUSIP NO. G98338 109

1)	NAME OF REPORTING PERSON Genesis VC Partners X, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. G98338 109

1)	NAME OF REPORTING PERSON NVP Associates, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. G98338 109

1)	NAME OF REPORTING PERSON Promod Haque
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO. G98338 109

1)	NAME OF REPORTING PERSON Jeffrey Crowe
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO. G98338 109

1)	NAME OF REPORTING PERSON Matthew D. Howard
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1(a)	Name of Issuer:

Yatra Online, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

11th Floor, Tower-B,Unitech

Cyber Park, Sector 39

Gurgaon, Haryana 122002, India

Item 2(a)	Name of Person Filing:

1.	Norwest Venture Partners IX, LP

2.	Genesis VC Partners IX, LLC

3.	Norwest Venture Partners X, LP

4.	Genesis VC Partners X, LLC

5.	NVP Associates, LLC

6.	Promod Haque

7.	Jeffrey Crowe

8.	Matthew D. Howard

Item 2(b)	Address of Principal Business Office or, if None, Residence:

1.	Norwest Venture Partners IX, LP

525 University Ave, Suite 800

Palo Alto, CA 94301

2.	Genesis VC Partners IX, LLC

525 University Ave, Suite 800

Palo Alto, CA 94301

3.	Norwest Venture Partners X, LP

525 University Ave, Suite 800

Palo Alto, CA 94301

4.	Genesis VC Partners X, LLC

525 University Ave, Suite 800

Palo Alto, CA 94301

5.	NVP Associates, LLC

525 University Ave, Suite 800

Palo Alto, CA 94301

6.	Promod Haque

525 University Ave, Suite 800

Palo Alto, CA 94301

7.	Jeffrey Crowe

525 University Ave, Suite 800

Palo Alto, CA 94301

8.	Matthew D. Howard

525 University Ave, Suite 800

Palo Alto, CA 94301

This statement is filed by Norwest Venture Partners IX, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners IX, LP is a Delaware limited partnership, whose general partner is Genesis VC Partners IX, LLC. NVP Associates, LLC is the managing member of Genesis VC Partners IX, LLC. Promod Haque, Jeffrey Crowe and Matthew D. Howard are co-Chief Executive Officers of NVP Associates, LLC.

Item 2(c)	Citizenship:

1.	Norwest Venture Partners IX, LP: Delaware

2.	Genesis VC Partners IX, LLC: Delaware

3.	Norwest Venture Partners X, LP: Delaware

4.	Genesis VC Partners X, LLC: Delaware

5.	NVP Associates, LLC: Delaware

6.	Promod Haque: United States of America

7.	Jeffrey Crowe: United States of America

8.	Matthew D. Howard: United States of America

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

G98338 109

Item 3	Not Applicable

Item 4	Ownership:

(1) Norwest Venture Partners IX, LP (“NVP IX”): At December 31, 2017, NVP IX owned of record (0) shares of Issuer’s common stock (“Common Stock”). This amount represents 0% of the total shares of Common Stock outstanding at this date.

(2) Genesis VC Partners IX, LLC (“Genesis IX”): At December 31, 2017, Genesis IX may be deemed to have beneficially owned, by virtue of its status as general partner of NVP IX, (0) shares of Common Stock. This amount represents 0% of the total shares of Common Stock outstanding at this date.

(3) Norwest Venture Partner X,LP (“NVP X”): At December 31, 2017, NVP IX owned of record 0 shares of Issuer’s common stock (“Common Stock”). This amount represents 0% of the total shares of Common Stock outstanding at this date.

(4) Genesis VC Partners X,LLC (“Genesis X”): At December 31, 2017, Genesis X may be deemed to have beneficially owned, by virtue of its status as general partner of NVP X, 0 shares of Common Stock. This amount represents 0% of the total shares of Common Stock outstanding at this date.

(5) NVP Associates,LLC (“NVP Associates”): At December 31, 2017, NVP Associates may be deemed to have beneficially owned (0) shares of Common Stock consisting of the following: (1) (0) shares of Common Stock by virtue of its status as managing member of Genesis IX, the general partner of NVP IX, the record owner of such shares; and (2) (0) shares of Common Stock by virtue of its status as managing member of Genesis X, the general partner of NVP X, the record owner of such shares. This amount represents 0% of the total shares of Common Stock outstanding at this date.

(6) Promod Haque: At December 31, 2017, Promod Haque may be deemed to have beneficially owned (0) shares of Common Stock consisting of the following: (1) (0) shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis IX, which is the general partner of NVP IX, the record owner of such shares; and (2) (0) shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis X, the general partner of NVP X, the record owner of such shares. This amount represents 0% of the total shares of Common Stock outstanding at this date.

(7) Jeffrey Crowe: At December 31, 2017, Jeffrey Crowe may be deemed to have beneficially owned (0) shares of Common Stock consisting of the following: (1) (0) shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis IX, which is the general partner of NVP IX, the record owner of such shares; and (2) (0) shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis X, the general partner of NVP X, the record owner of such shares. This amount represents 0% of the total shares of Common Stock outstanding at this date.

(8) Matthew D. Howard: At December 31, 2017, Matthew D. Howard may be deemed to have beneficially owned 0shares of Common Stock consisting of the following: (1) (0) shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis IX, which is the general partner of NVP IX, the record owner of such shares; and (2) (0) shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis X, the general partner of NVP X, the record owner of such shares. This amount represents 0% of the total shares of Common Stock outstanding at this date.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 17, 2018

NORWEST VENTURE PARTNERS IX, LP

By Genesis VC Partners IX, LLC, as general partner

By NVP Associates, LLC, as managing member

By:	/s/ Matthew De Dominicis
Matthew De Dominicis, Chief Financial Officer

NORWEST VENTURE PARTNERS X, LP

By Genesis VC Partners X, LLC, as general partner

By NVP Associates, LLC, as managing member

By:	/s/ Matthew De Dominicis
Matthew De Dominicis, Chief Financial Officer

AGREEMENT

The undersigned hereby agree that this Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners IX, LP on its own behalf and on behalf of (a) Genesis VC Partners IX, LLC, a Delaware limited liability company, (b) NVP Associates, LLC, a Delaware limited liability company, (c) Promod Haque, (d) Jeffrey Crowe and (e) Matthew D. Howard.

Dated: January 17, 2018

Norwest Venture Partners IX, LP

By Genesis VC Partners IX, LLC, as general partner

By NVP Associates, LLC, as managing member

By:	/s/ Matthew De Dominicis
Matthew De Dominicis, Chief Financial Officer

Genesis VC Partners IX, LLC
By NVP Associates, LLC, as managing member

By:	/s/ Matthew De Dominicis
Matthew De Dominicis, Chief Financial Officer

NVP Associates, LLC

By:	/s/ Matthew De Dominicis
Matthew De Dominicis, Chief Financial Officer

/s/ Matthew De Dominicis
Matthew De Dominicis, as Attorney-in-fact for Promod Haque

/s/ Matthew De Dominicis
Matthew De Dominicis, as Attorney-in-fact for Jeffrey Crowe

/s/ Matthew De Dominicis
Matthew De Dominicis, as Attorney-in-fact for Matthew D. Howard

AGREEMENT

The undersigned hereby agree that this Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners X, LP on its own behalf and on behalf of (a) Genesis VC Partners X, LLC, a Delaware limited liability company, (b) NVP Associates, LLC, a Delaware limited liability company, (c) Promod Haque, (d) Jeffrey Crowe and (e) Matthew D. Howard.

Dated: January 17, 2018

Norwest Venture Partners X, LP

By Genesis VC Partners X, LLC, as general partner

By NVP Associates, LLC, as managing member

By:	/s/ Matthew De Dominicis
Matthew De Dominicis, Chief Financial Officer

Genesis VC Partners X, LLC
By NVP Associates, LLC, as managing member

By:	/s/ Matthew De Dominicis
Matthew De Dominicis, Chief Financial Officer

NVP Associates, LLC

By:	/s/ Matthew De Dominicis
Matthew De Dominicis, Chief Financial Officer

/s/ Matthew De Dominicis
Matthew De Dominicis, as Attorney-in-fact for Promod Haque

/s/ Matthew De Dominicis
Matthew De Dominicis, as Attorney-in-fact for Jeffrey Crowe

/s/ Matthew De Dominicis
Matthew De Dominicis, as Attorney-in-fact for Matthew D. Howard